Exhibit 23.2

Consent of Independent Auditors

We consent to the incorporation by reference in this Registration Statement on Form F-3 of our report dated July 1, 2015, relating to the combined financial statements of the Dropdown Assets (a group of businesses within Abengoa, S.A., acquired by Atlantica Yield plc) as of December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014, appearing in the Report of Foreign Private Issuer on Form 6-K of Atlantica Yield plc. We also consent to the reference to us under the heading “Experts” in the Prospectus which is part of this Registration Statement.

/s/ Deloitte, S.L.

Madrid, Spain

February 27, 2017